As Filed with the Securities and Exchange Commission on June 21 1996.

                                                    Registration No. ___________
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------

                        WEITZER HOMEBUILDERS INCORPORATED
             (Exact name of registrant as specified in its charter)

             Florida
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                        5901 N.W. 151st Street, Suite 120
                           Miami Lakes, Florida 33014
                                 (305) 819-4663
- --------------------------------------------------------------------------------
                   (Address, including zip code, and telephone
                         number, including area code, of
                    registrant's principal executive offices)

                                ---------------

                                 Harry Weitzer,
                             Chief Executive Officer
                        5901 N.W. 151st Street, Suite 120
                           Miami Lakes, Florida 33014
                               (305) 819-4663
- --------------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             Joel D. Mayersohn, Esq.
                      Atlas, Pearlman, Trop & Borkson, P.A.
                     200 East Las Olas Boulevard, Suite 1900
                         Fort Lauderdale, Florida 33301
                               (954) 763-1200
- --------------------------------------------------------------------------------
       (Name, address, including zip code, and telephone number, including area code, of agent for service)

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                         CALCULATION OF REGISTRATION FEE
================================================================================
                                       PROPOSED       PROPOSED
                                       MAXIMUM        MAXIMUM
  TITLE OF              AMOUNT         OFFERING       AGGREGATE       AMOUNT OF
SHARES TO BE            TO BE          PRICE PER      OFFERING      REGISGRATION
 REGISTERED           REGISTERED       SHARE (1)      PRICE (1)          FEE
- --------------------------------------------------------------------------------
Common Stock,
$.01 par value
per share             432,663          $2.375(2)      $1,027,575(2)   $354.34
================================================================================
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(b).

(2) The maximum price is estimated based on the closing price on June 14, 1996.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

                    Subject to Completion, dated June 21 1996

PROSPECTUS

                                 432,663 SHARES

                       WEITZER HOMEBUILDERS, INCORPORATED

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

         The 432,663 shares (the "Shares") of Class A Common Stock, $.01 par value per share ("Common Stock"), offered hereby are being sold by certain selling shareholders (the "Selling Shareholders") of Weitzer Homebuilders Incorporated (the "Company"), if at all, on a delayed basis. The 432,663 Shares of Class A Common Stock were issued to the Selling Shareholders upon exercise of warrants of the Company which were issued to the Selling Shareholders as part of a private placement of 75 Units of the Company on October 7, 1994 (the "Private Placement"). Each Unit consisted of (i) a ten percent (10%) bond due June 30, 1998 in the principal amount of $50,000, and (ii) a warrant, exercisable at a price of $0.10 per share, to purchase such number of Shares of Class A Common Stock as shall equal $37,500 in value.

         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         THE CLASS A COMMON STOCK OFFERED HEREBY INVOLVES A
SIGNIFICANT DEGREE OF RISK.  SEE "RISK FACTORS."

                                ---------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June 21 1996.

                                ---------------

                          [Front Cover Page Continues]

         The Selling Shareholders have advised the Company that they propose to sell the Shares, from time to time in one or more transactions that may take place on the over-the-counter market, including ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Shareholders.

         The Company will not receive any of the proceeds from the sale of the Shares offered hereby by the Selling Shareholders. Expenses of this offering, other than fees and expenses of counsel to the Selling Shareholders and selling commissions, will be paid by the Company. See "Plan of Distribution."

         The Class A Common Stock is listed on the NASDAQ National Market under the symbol "WTZRA."

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed with the Commission can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material can also be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Common Stock is traded on the NASDAQ National Market under the symbol "WTZRA."

         The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Act"), with respect to the resale of the Shares. This Prospectus, which is Part I of the Registration Statement, omits certain information contained in the Registration Statement. For further information with respect to the Company and the Shares of the Class A Common Stock offered by this Prospectus, reference is made to the Registration Statement, including the exhibits thereto. Statements in this Prospectus as to any document are not necessarily complete, and where any such document is an exhibit to the Registration Statement or is incorporated by reference herein, each such statement is qualified in all respects by the provisions of such exhibit or other document, to which reference is hereby made, for a full statement of the provisions thereof. A copy of the Registration Statement, with exhibits, may be obtained from the Commission's office in Washington, D.C. (at the above address) upon payment of the fees
                                        2
prescribed by the rules and regulations of the Commission, or examined there without charge.

                                TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
AVAILABLE INFORMATION..................................................... 2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE......................... 5

RISK FACTORS.............................................................. 7

THE COMPANY...............................................................13

SELLING SHAREHOLDERS .....................................................16

PLAN OF DISTRIBUTION......................................................18

DESCRIPTION OF SECURITIES.................................................19

LEGAL MATTERS.............................................................23

EXPERTS...................................................................23

INDEMNIFICATION...........................................................23

         The Class A Common Stock of the Company is traded on the NASDAQ National Market ("NMS") under the symbol "WTZRA." The closing price of the Common Stock as reported on the NMS on June 14, 1996 was $2.375 per share.

         No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

         The Company will not receive any proceeds from the sale of Common Stock for the account of the Selling Shareholders. The Company has informed the Selling Shareholders that the anti-manipulative rules under the Securities Exchange Act of 1934, Rules 10b-6 and 10b-7, may apply to their sales in the market. The Company has also informed the Selling Shareholders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder.

                                ---------------

         THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ---------------

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

         The Company has previously and intends to furnish its shareholders with annual reports containing audited financial statements and distributes quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission are incorporated herein by reference:

         (a) Annual Report of the Company on Form 10-K for the fiscal year ended September 30, 1995.

         (b) Quarterly Reports of the Company on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996.

         (c) All reports and documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents. Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus;
                  and

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for such copies should be directed to Corporate Secretary, Weitzer Homebuilders Incorporated at the Company's principal executive office, 5901 N.W. 151st Street, Suite 120, Miami Lakes, Florida 33014, Telephone (305) 819-4663.

                                  RISK FACTORS

         An investment in the Shares of Class A Common Stock offered hereby involves a high degree of risk. Prospective investors should consider carefully the following risk factors, as well as the other information set forth in the Prospectus, in connection with an investment in the Class A Common Stock offered hereby.

         GENERAL REAL ESTATE, ECONOMIC AND OTHER CONDITIONS. The homebuilding industry is cyclical and affected by changes in general and local economic conditions, including availability of financing, inflation, interest rates and employment levels, consumer confidence and housing demand. A significant increase in prevailing interest rates may result in a decrease in demand for homes or in cancellations of sales contracts, including contracts with respect to homes included in the Company's backlog, and could have a material adverse effect on the Company. Although the Company has not experienced a sharp decline in the demand for homes, increases in interest rates could result in such a decline. In addition, homebuilders are subject to various risks such as competitive overbuilding, availability and cost of land, materials and qualified labor, construction delays, cost overruns, environmental risks, lack of infrastructure (e.g., roads, water, sewage facilities and utilities), government regulation and increases in real estate taxes and other local government fees.

         FINANCING AND LEVERAGE. In general, homebuilders are subject to significant up-front expenditures for land development and construction costs and therefore require substantial equity or debt financing. At March 31, 1996, the Company had borrowings from banks and third parties aggregating approximately $29.3 million. In addition, the Company will require additional financing for certain of its future planned projects. The ability to make principal and interest payments on the indebtedness will be dependent on future operations which may be affected by financial, economic and other factors beyond the control of the Company, and there can be no assurance that the current level of operations will continue or that the Company will be able to make principal and interest payments when due.

         The availability of borrowed funds, especially for the acquisition of land, has been reduced significantly in recent years, and there can be no assurance that any such additional financing will be available to the Company or, if available, be on favorable terms. Although Harry Weitzer, the Company's Chairman ("Weitzer") has personally guaranteed certain of the Company's existing bank borrowings, there can be no assurance he will continue to guarantee new borrowings or on what terms he would guarantee new borrowings. The Company has an indemnification agreement with Weitzer pursuant to which the Company will indemnify him against any cost or expense he may incur after September 30, 1994 arising from the personal guaranty by Weitzer and his wife of any indebtedness or any other obligation of the Company or any Weitzer Subsidiary.

         The Company is required in connection with any additional sales of equity securities in an amount in excess of $1,600,000 to repay the $3,750,000 principal amount of the Company's 10% Bonds due June 30, 1998 (the "10% Bonds"), with accrued and unpaid interest thereon. While the 10% Bonds are outstanding, this prepayment obligation will materially adversely affect the Company's ability to finance its activities through the sale of its equity securities.

         In March, April and May 1996, the Company issued an aggregate of $1,970,000 of convertible debentures in two offerings of $500,000 and $1,470,000, respectively. To date, convertible debentures in an aggregate principal amount of $785,000 have been converted. $885,000 additional principal amount of convertible debentures may presently be converted and the remaining principal amount may be converted on or about June 30, 1996. The Company, on advice from counsel, has taken the position that the convertible debentures at the time of issuance are not equity securities and accordingly the 10% Bonds are not repayable. There can be no assurance that upon conversion of convertible debentures having a principal amount in excess of $1,600,000 that the Company will not be required to repay the 10% Bonds. If such repayment is required there is no assurance that the Company will have the funds available to make such repayment or obtain financing on terms reasonably acceptable to meet such repayment obligations.

         In addition, it is an "event of default" under certain of the Company's bank loan agreements if (a) Weitzer or his heirs fail to control at least 35% of the voting power of the outstanding voting stock of the Company, (b) during his lifetime Weitzer fails to serve as Chairman of the Board and Chief Executive Officer of the Company with responsibility for the day-to-day operations of the Company and its subsidiaries, or (c) certain other events constituting a "change of control" under such bank loan agreements shall occur. If an event of default should occur under such bank loan agreements, the lender would have the immediate right to accelerate the loan and there is no assurance that the Company would be able to repay or refinance such borrowings which would have a material adverse effect on the Company.

         AVAILABILITY OF MORTGAGE FINANCING; CUSTOMER FINANCING. The ability to sell homes is dependent upon the availability and cost of mortgage financing to home buyers. Most of the Company's buyers finance their purchases through Federal Housing Administration ("FHA") insured or Veterans Administration ("VA") guaranteed mortgages or through mortgages provided by savings and loan associations and other conventional sources. There is no assurance that the federal mortgage programs will be continued in their present form, if at all. Even if financing is available, increases in home mortgage interest rates may make permanent mortgage financing less affordable to the Company's customers. In addition, changes in federal income tax laws which have been proposed in the past seeking to limit the deductibility of mortgage interest or the tax-free rollover treatment where proceeds of the sale of a principal residence are reinvested in a new principal residence could make acquiring or selling a home less attractive to the Company's customers. The Company could be materially and adversely affected if mortgage financing from traditional sources does not remain readily available, changes in tax laws make acquiring a home less desirable or interest rates or other financing costs become unattractive to home buyers.

         GOVERNMENT REGULATION; BUILDING MORATORIUMS. The Company is subject to Federal, state and local laws, ordinances and regulations concerning, among other things, environmental matters, zoning, building design and density levels. In developing a project and building homes, the Company must obtain the approval of numerous governmental authorities regulating such matters as water and waste disposal, the dedication of acreage for open space, parks, schools, and the construction design, methods and materials used. Environmental laws and regulations, among other things, may result in delays, cause the Company to incur substantial compliance, mitigation and other costs, and can prohibit or severely restrict homebuilding activities in certain environmentally sensitive regions. Several governmental authorities have imposed impact fees as a means of defraying the cost of providing certain government services to developing areas, which fees have increased significantly during recent years.

         Although the Company has not encountered any extraordinary or unusual delays in obtaining the required governmental approvals for its projects, the Company may be subject to delays or may be precluded from developing certain projects because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties, including Dade County and Broward County, may declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure (e.g., roads, schools, parks, water and sewage treatment facilities and other public facilities) does not reach minimum standards. Dade County has denied certain other homebuilders zoning approval for residential construction projects in areas not previously zoned for residential construction due to the County's problems with school overcrowding. The issue is not anticipated to affect any of the Company's current projects or projects planned for future development as such properties are already zoned for residential construction. Pending resolution of the school overcrowding issue, management of the Company does not intend to acquire any land in Dade County which is not already zoned for residential construction. In addition, as a result of Hurricane Andrew, Dade County and Broward County have recently enacted new, more stringent building codes which will result in increased costs of construction. Although management intends to increase the sales prices of its homes to cover the additional costs, there can be no assurance that the Company will be able to pass through its increased development and construction costs to home buyers or that existing or new governmental regulations will not have a material adverse effect on the business of the Company.

         COMPETITION. The homebuilding industry is highly competitive and fragmented. Homebuilders compete for desirable properties, financing, raw materials and skilled labor, as well as for the sale of their homes. The Company competes with a significant number of national, regional and local homebuilding companies, some of which have substantially greater financial, marketing, sales and other resources. Additionally, the Company competes with individual sales of existing homes and available rental housing. In addition, the Company may compete with sales of homes at deeply discounted prices by competitors (principally for financial reasons), lenders, the Resolution Trust Corporation and other similar institutions within their housing market.

         AVAILABILITY AND COST OF HOMEOWNERS' INSURANCE. Primarily as a result of Hurricane Andrew, several insurance carriers have opted not to write homeowners' insurance in Florida and a significant number of other insurance carriers have opted only to renew existing policies and not to write new insurance policies. These practices have resulted in a widespread shortage of available private insurance for homeowners in the State of Florida and the creation of a state joint underwriting association. The state- provided insurance coverages generally afford homeowners less protection than typically provided by private insurance carriers at greater costs. The continued inability of homeowners to obtain cost effective homeowners' insurance may have an adverse effect on demand for new homes and, as a result, on the Company's homebuilding business.

         DEPENDENCE ON FLORIDA MARKET; EXPANSION INTO NEW MARKETS. To date, all of the Company's homebuilding activities have been conducted in markets within Southeast Florida, principally in Dade and Broward Counties, and it is likely that the Company's activities will continue to be concentrated in Florida in the near future. Accordingly, the Company's business and earnings are likely to be dependent upon economic and other conditions in Florida and the Company's ability to achieve growth in that market. The Company is evaluating future homebuilding projects in other areas of Florida where the Company has not previously conducted homebuilding operations, and the Company may also expand into areas outside of Florida. The success of the Company's expansion in other areas within and outside of Florida will be dependent upon a number of factors, including the Company's ability to hire, train and retain qualified management personnel and subcontractors, the cost of land and construction and the demand for and acceptance of the Company's new home designs in these markets. There can be no assurance that the Company will be successful in its efforts to expand into other areas of Florida or any other new markets.

         CONTROL BY WEITZER. Harry Weitzer, the Company's Chief Executive Officer, owns Shares of Class B Common Stock representing approximately 38% of the outstanding Common Stock of the Company, which will represent effective control of the Company. Weitzer's ownership interest makes it probable that he will be able to elect the entire Board of Directors of the Company (the "Board"), and to control and direct the management and affairs of the Company without the concurrence of the Company's other shareholders. Such control could prevent a change in control of the Company without the consent of Weitzer. The Company's Articles of Incorporation (the "Articles") exempt the Company from the provisions of Florida's "control-share acquisition" and "affiliated transactions" statutes. The practical effect of such exemptions will be to permit Weitzer (if the Board authorizes it) to acquire Shares of Common Stock without having the other shareholders determine his right to vote such Shares and to permit the Company (if the Board and, in certain instances the holders of a majority of the outstanding voting stock of the Company, authorize it) to engage in the following transactions with Weitzer or affiliates of Weitzer (collectively, the "Interested Shareholders") without the statutory requirements of approval of a majority vote of the disinterested directors of the Company or a two-thirds vote of the voting Shares of the other shareholders of the Company:
Mergers; consolidations; leases, sales, mortgages, pledges, transfers and dispositions of assets; transfers of Shares of stock by the Company with an aggregate fair market value of at least five percent of the aggregate fair market value of all outstanding Shares of the Company to the Interested Shareholders; adoption of plans for liquidation or dissolution of the Company pursuant to an agreement between the Company and the Interested Shareholders; reclassifications of securities or recapitalization of the Company such that the Interested Shareholders increase their ownership interest in the voting securities of the Company; and receipt by the Interested Shareholders of loans, advances, guaranties, pledges, or other financial assistance or tax credits or tax advantages provided by or through the Company. The Company and Weitzer do not have any present intention to enter into any such transaction and intend that any transactions in the future between the Company and Weitzer will be approved by the Board of Directors and will be on terms no less favorable to the Company than would be available in a comparable arm's length transaction with an independent third party. Certain of the Weitzer Homebuilding Partnerships' bank loan agreements provide that an "event of default" under such agreements shall be deemed to have occurred if Weitzer or his heirs fail to control at least 35% of the voting power of the outstanding voting stock of the Company.

         DEPENDENCE ON KEY PERSONNEL. The success of the Company will be highly dependent upon the performance of its senior management and, in particular, Weitzer, the Chairman of the Board and Chief Executive Officer of the Company and its subsidiaries. Weitzer has a five-year employment agreement with the Company whereby he has agreed to devote substantially all of his business time to the affairs of the Company. The Company has an employment agreement with William Rattazzi, the Company's President. In addition, it is an "event of default" under certain of the Company's bank loan agreements if, during his lifetime, Weitzer fails to serve as Chairman of the Board and Chief Executive Officer of the Company with responsibility for the day-to-day operations of the Company and its subsidiaries. The loss of key personnel or an inability to attract and retain additional key personnel could have a material adverse effect on the Company's business.

         EFFECT OF NATURAL DISASTERS; HURRICANE ANDREW RELATED LITIGATION. The State of Florida is in an area of the country which may be affected by tropical storms as evidenced by Hurricane Andrew which struck the southeast coast of Florida on August 24, 1992, damaging or destroying thousands of homes and business structures, primarily in southern Dade County. The occurrence of another tropical storm such as Hurricane Andrew could have a material adverse effect on the Company's business including the incurrence of uninsured losses, delays in construction, and shortages and increased costs of labor and building materials.

         VARIABILITY OF OPERATING RESULTS. The Company has experienced, and expects to continue to experience, significant variability in sales and net income on a quarterly basis as a result of, among other things, the stage of development of its projects, the timing of settlements on home sales, the cyclical nature of the homebuilding industry, changes in prevailing interest rates, changes in the costs of materials and labor and other economic factors. The Company's new sales contracts and home closings typically vary from quarter to quarter depending primarily on the stages of development of its projects. In the early stages of a project's development, the Company incurs significant start-up costs associated with, among other things, project design, land acquisition and development, zoning and permitting, construction and marketing expenses. Since revenues are recognized only upon the transfer of title at the closing of a sale of a home, there are no revenues during the early stages of a project. During the later stages of a project, however, costs are lower in relation to the revenues recognized. Accordingly, the Company's historical financial performance is not necessarily a meaningful indicator of future results and, in general, management expects that financial results will vary significantly from period to period.

         UNCERTAINTY OF FUTURE DIVIDENDS ON COMMON STOCK. Prior to the Earnings Achievement Date (as hereinafter defined), the Company will pay dividends, to the extent funds are legally available therefor, if, when and as declared by the Board of Directors, on the Class A Common Stock at the rate of $.325 per share per annum, and on the Class B Common Stock at the rate of $.001 per share per annum. Following the Earnings Achievement Date, the payment of dividends on the Common Stock will be determined by the Board, in its sole discretion, but the Company does not presently intend to declare cash dividends on the Common Stock following such date. See "Dividend Policy" and "Description of Securities - Common Stock."

         SHARES ELIGIBLE FOR FUTURE SALES. Sales of substantial numbers of additional Shares of Class A Common Stock or of Class B Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. 2,360,254 Shares of Class A Common Stock are outstanding. Of the outstanding Shares, 1,927,591 Shares are tradeable in the public market without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for any Shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. Weitzer owns 1,500,000 Shares of Class B Common Stock. The Shares of Common Stock owned by Weitzer will be "restricted securities" as that term is defined under Rule 144 and have not been registered. Should Weitzer sell Shares of Common Stock pursuant to Rule 144 under the Securities Act or through another exemption under the Securities Act or through registration of his Shares under the Securities Act, the sale of any portion of Weitzer's Common Stock could have an adverse impact on the market price of the Class A Common Stock.

                                   THE COMPANY

GENERAL

         Weitzer Homebuilders Incorporated (the "Company"), organized in Florida in 1994, is engaged, through its subsidiaries, primarily in the design, construction and sale of single-family homes and townhomes in Dade and Broward Counties located in Southeast Florida. Prior to May 1995, the Company conducted substantially all of its homebuilding operations through general partnerships (the "Weitzer Homebuilding Partnerships"), in which one general partner was a subsidiary of the Company and the other general partner was a subsidiary of an unaffiliated third party (the "Financial Partner"). Each general partnership was involved in the development of one specific homebuilding project. In May 1995, with a portion of the net proceeds of the Company's initial public offering, the Company acquired the capital stock of the then existing Financial Partner affiliates (the "Partnership Acquisition"). Since that time, the Company consolidates the operations of the Weitzer Homebuilding Partnerships with the financial statements of the Company.

         The Company offers a wide variety of moderately-priced homes that are designed to appeal to the entry level and first time move- up buyers. The Company has delivered approximately 1,318 homes in the past five fiscal years, including 296 in the fiscal year ended September 30, 1995. Sales prices of the Company's homes range from approximately $75,000 to $285,000 and the average sales price of homes delivered during the fiscal year ended September 30, 1995, was approximately $127,000. At present, the Company has nine communities in various stages of planning and development, including seven communities in which the Company is currently offering homes for sale. At September 30, 1995, the Company had 1,006 available for sale and 1,125 available lots under option and contract, compared to 226 available lots for sale and 1,810 available lots under option and contract at September 30, 1994. There is no assurance that all lots available for home construction will in fact be used for construction of homes since the acquisition of land and the construction and sales of homes are subject to a variety of factors, including, without limitation, general and local economic conditions, availability of financing, interest rates and government regulation.

         The Company's principal executive offices are located at 5901 N.W. 151st Street, Suite 120, Miami Lakes, Florida 33014.

OPERATING STRATEGY

         The operating strategy of the Company emphasizes the following elements:

         AFFORDABLE HOUSING AND VALUE PRICING. The Company offers a wide variety of moderately-priced homes that are designed to appeal to the entry-level and first-time move-up buyers. The Company strives to deliver superior value to home buyers by pricing homes competitively while consistently providing innovative designs including architectural details and amenities in several of its projects typically found in more expensive homes such as cathedral ceilings, recessed lighting, glass block and security intercom systems. The Company's models afford prospective home buyers a variety of options and features so that they may customize their designs to suit their needs.

         COMMITMENT TO QUALITY AND CUSTOMER SERVICE. Based on homebuyer surveys conducted by the Company, the Company believes that its commitment to quality construction and customer service has afforded it a favorable reputation among home buyers and developers and led to repeat and referral business. The Company acts as the general contractor for its projects and requires that its subcontractors and suppliers use high quality, durable materials in the construction of its homes. The Company generally provides home buyers with at least a one-year warranty on workmanship and building materials and, in certain instances such as when financing is provided through a government loan or where city codes requires, a ten-year structural warranty.

         COST CONTROLS. In general, the Company attempts to reduce certain risks in the homebuilding industry and maximize its financial resources by: (i) acquiring land for development through seller financing (which generally allows for more favorable payment terms and lower closing costs); (ii) utilizing options and other similar agreements whereby the Company provides a relatively small deposit to obtain the right to purchase a specified number of lots over some period of time so long as it exercises a certain number of options pursuant to a periodic takedown schedule; (iii) obtaining required zoning entitlements prior to purchase land; (iv) beginning construction of a home only after execution of a sales contract, receipt of a down payment and, where applicable, the buyer's receipt of mortgage approval; (v) using subcontractors on a fixed price basis; (vi) minimizing inventory of land and unsold homes by building speculative units on a limited basis; and (vii) obtaining volume discounts on construction materials.

         SOUTHEAST FLORIDA MARKET. Although the Company is continuously evaluating locations for new residential communities and is exploring the possibility of expanding into areas outside of its primary market in Southeast Florida, management of the Company anticipates that in the near term its business and earnings will continue to be derived principally from the Southeast Florida market. Based on management's knowledge of the Southeast Florida homebuilding market, the Company believes it has certain competitive advantages in this market, including senior management's understanding of, and experience with the local market; controls and cost savings that result from the Company's centralized operations; and an experienced sales force that is employed on a long-term rather than project-by-project basis.

LAND ACQUISITION AND DEVELOPMENT.

         The Company acquires both improved building lots ready for construction, and tracts of land that require site improvements prior to construction. Generally, the Company attempts to acquire or control at least 100 lots in a development to achieve economies of scale in its marketing activities. When contemplating the purchase of land for development, the Company considers the cost of the land, the desirability of the proposed project to targeted home buyers, population growth patterns, competitive conditions and available financing. The Company's land purchase agreements are typically subject to numerous conditions, including, but not limited to, the Company's ability to obtain or verify the necessary zoning and other governmental approvals for the proposed subdivision. During the investigation period, the Company also confirms the availability of utilities, conducts hazardous waste and other environmental analyses, arranges construction financing and completes its marketing feasibility studies. As a result, the

Company is generally able to begin development activities immediately after closing the land purchase.

         The Company attempts to reduce the financial risks and capital requirements associated with maintaining its own inventory of lots by utilizing options and other similar agreements pursuant to which the Company provides a deposit and obtains the right to purchase a specified number of lots over a period of time so long as it exercises a certain number of its options pursuant to a periodic takedown schedule. These agreements are generally on a non-recourse basis, so that if the Company does not meet the takedown schedule, its only financial risk is forfeiture of a deposit. Generally, the options are exercised only after prospective home buyers have executed a sales contract and made a down payment; however, the options may be exercised without having pre-sold the lots in order for the Company to preserve its option to purchase the remaining lots.

                              SELLING SHAREHOLDERS

         The following table sets forth the name of each Selling Shareholder, the amount of Shares of Common Stock directly or indirectly owned by the Selling Shareholders on the date hereof, the amount of Shares of Class A Common Stock to be offered by the Selling Shareholders, the amount to be owned by the Selling Shareholders following sale of such Shares of Class A Common Stock. As of June 12, 1996, there were outstanding 2,360,254 Shares of Class A Common Stock of the Company.

                                                                                NUMBER OF SHARES    SHARES BENEFICIALLY
                                                        SHARES BENEFICIALLY       BEING OFFERED          OWNED AFTER
NAME(1)                                                        OWNED                FOR SALE          THIS OFFERING(2)
- -------                                                 -------------------     ----------------    -------------------
Ramesh K. and Vilma Agarwal............................       1,442                  1,442                    0
Morton L. Bennett......................................       2,884                  2,884                    0
Karl B. Berger.........................................       5,769                  5,769                    0
Alvin Bojar, Trustee, Teejay American Pension Plan
    u/a 12/01/97.......................................       2,884                  2,884                    0
Carafe Investment Co. Ltd..............................      11,538                 11,538                    0
Alan Cohen.............................................       5,769                  5,769                    0
Lynnia A. Cohen........................................       5,769                  5,769                    0
Morris and Selma Cohen(3)..............................       1,442                  1,442                    0
Richard D. Cohen.......................................       2,884                  2,884                    0
Robert Cohen...........................................       5,769                  5,769                    0
First Comet Corporation................................      34,614                 34,614                    0
Leon Eisenberg.........................................       5,769                  5,769                    0
Daniel and Tina Flohr(3)...............................       5,769                  5,769                    0
Daniel A. Gooze........................................       5,769                  5,769                    0
Mark E. Halloran.......................................       5,769                  5,769                    0
Douglas W. Harmon......................................       5,769                  5,769                    0
Khalid and Souhad Hassan(3)............................       1,442                  1,442                    0
Mohammad A. and Hasina Hossain(3)......................       1,442                  1,442                    0

                                       16


Barbara Hurwitz........................................       2,884                  2,884                    0
Ralph D. Jones.........................................       5,769                  5,769                    0
Kahn Profit Sharing....................................      11,538                 11,538                    0
Raj. G. Kansal.........................................       1,442                  1,442                    0
Lenore Katz............................................       5,769                  5,769                    0
MLPFS FBO IRA Felix Kaufman............................       2,884                  2,884                    0
Kenneth Kaufman........................................       2,884                  2,884                    0
Jay Kestenbaum.........................................       5,769                  5,769                    0
Kids Associates........................................       5,769                  5,769                    0
Ronald Koenig..........................................       2,884                  2,884                    0
Bruce E. Larson
    d/b/a Larson Chemical Specialties..................       5,769                  5,769                    0
Robert T. Lempert DMD PA
    Profit Sharing Account.............................       2,884                  2,884                    0
Robert T. Lempert......................................       5,769                  5,769                    0
Robert T. Lempert DMD PA Pension Account                      2,884                  2,884                    0
Harry Levine...........................................       5,769                  5,769                    0
Sandy E. Mayerson IRA BSCC Custodian...................       2,884                  2,884                    0
Morgan Steel LTD.......................................      11,538                 11,538                    0
Richard G. Morris......................................       5,769                  5,769                    0
Raleigh Revocable Trust Alan and
    Meryl Cohen Trustees...............................       5,769                  5,769                    0
Robert H. Rosner IRA...................................       5,769                  5,769                    0
Alan J. Rubin..........................................       5,769                  5,769                    0
Jeffrey Rubin..........................................       2,884                  2,884                    0
Muhammad and Qamar Saleem(3)...........................       2,884                  2,884                    0
Keith G. Salmi.........................................       1,442                  1,442                    0
Laina Savory and Barry Levine(3).......................       5,769                  5,769                    0
Nelson M. Schneider....................................       5,769                  5,769                    0
Harlan B. Smith........................................       5,769                  5,769                    0
Steiner Family Uni-Trust u/a Dtd 6/5/91................       5,769                  5,769                    0
W.E. Stephens, Jr......................................       5,769                  5,769                    0
Sterling Investment Co.................................       5,769                  5,769                    0
Universal Partners, L.P................................       5,769                  5,769                    0
The J. C. Warren Co., Inc..............................       5,769                  5,769                    0
Mark Wattles...........................................       5,769                  5,769                    0
Jack A. Weaver Rev. Trust DTD 7/23/89..................       2,884                  2,884                    0
Dr. Lawrence S. Weisman MD IRA Rollover                       5,769                  5,769                    0
Lawrence S. Weisman and
    Shonette K. Weisman(3).............................       5,769                  5,769                    0
Weston Investors P/S Trust FBO Gerald R. Appel                5,769                  5,769                    0
David M. Weiner........................................       2,884                  2,884                    0
Andrea Wood............................................       5,769                  5,769                    0
Neal E. Young..........................................       1,442                  1,442                    0
New Valley Corporation.................................     122,588                122,588                    0

(1) None of such persons owned one percent or more of the outstanding Class A Common Stock.

(2)      Assumes all of the Shares being registered will be sold.

(3)      Held as joint tenants with rights of survivorship.

                              PLAN OF DISTRIBUTION

         The Company will not receive any of the proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NASDAQ National Market, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Shares to or through underwriters, who may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom they may act as agent or to whom they sell as principal, or both (which compensation might be in excess of customary commissions).

         In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption form the registration or qualification requirement is available and is complied with by the Company and the Selling Shareholders.

         The Selling Shareholders and any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

         Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market-making activities with respect to the Class A Common Stock for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation, Rules 10b-6, 10b-6A and 10b-7, which provisions may limit the timing of the purchases and sales of Shares of Class A Common Stock by the Selling Shareholders.

         The Company has agreed to pay all fees and expenses incident to the registration of the Shares, except selling commissions and fees and expenses of counsel or any other professionals or other advisors, if any, to the Selling Shareholders.

                            DESCRIPTION OF SECURITIES

         The Company is currently authorized to issue up to 40,000,000 Shares of Class A Common Stock, $.01 par value per share, of which 2,360,254 Shares were outstanding as of June 12, 1996. The Company is authorized to issue 1,500,000 Shares of Class B Common Stock all of which are outstanding as of June 12, 1996. The Company is authorized to issue up to 5,000,000 Shares of Preferred Stock, $.01 par value per share, none of which were outstanding as of March 31, 1996.

CLASS A COMMON STOCK

         The Company's Class A Common Stock, $.01 par value, has been traded since April 26, 1995, on the NASDAQ National Market System under the symbol "WTZRA." Prior to that time, there was no public market for the Class A Common Stock. There is no established public trading market for the Company's Class B Common Stock, $.01 par value ("Class B Common Stock"), all of the Shares of which are held by Mr. Harry Weitzer. The following sets forth the range of high and low bid prices for the Class A Common Stock as reported on the NASDAQ National Market System during each of the quarters presented. The quotations set forth below are inter-dealer quotations, without retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

                              CLASS A COMMON STOCK

 QUARTERLY PERIOD ENDED                       HIGH BID                  LOW BID
 ----------------------                       --------                  -------
 March 31, 1996                               $4.25                     $3.125

 December 31, 1995                            $5.00                     $3.75

 September 30, 1995                           $7.1250                   $5.7500

 June 30, 1995 commencing                     $7.1250                   $6.4675
 April 26, 1995

         As of December 18, 1995, there were 136 holders of record of the Company's Class A Common Stock. This number does not include beneficial owners of the Class A Common Stock whose Shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

DIVIDENDS

         Prior to the Earnings Achievement Date (as hereinafter defined), the holders of the Common Stock are entitled to receive, if, when and as declared by the Board of Directors to the extent funds are legally available therefor, dividends at the rate of (i) $.325 per share per annum, with respect to the Class A Common Stock, and (ii) $.001 per share per annum, with respect to the Class B Common Stock, payable quarterly on the 15th day of February, May, August and November of each year. Dividends on the Class A Common Stock are cummulative. The Company's Board of Directors declared a quarterly cash dividend of $.08125 on the Class A Common Stock payable on August 15, 1995, November 15, 1995, February 15, 1996 and May 15, 1996. No other cash dividends have been declared or paid. For periods following the Earnings Achievement Date, holders of the Class A Common Stock and the Class B Common Stock are entitled to receive such dividends, in equal amounts per share, as may be declared from time to time by the Board of Directors out of funds legally available therefor.

         The Earnings Achievement Date is a date which is 10 business days following the filing by the Company with the Securities and Exchange Commission of the first Form 10-Q or Form 10-K, as the case may be (the "SEC Report"), which reflects that, as of the last day of the period to which such SEC Report relates, the Company has had an aggregate of $7,500,000 of Operating Income earned since April 1, 1995 (the "Earnings Achievement"). "Operating Income" of the Company for any fiscal period means the Consolidated Net Income for such period, (x) increased or decreased by all income tax expense or benefit for such period, and (y) decreased by all dividends paid or accrued during such period. "Consolidated Net Income" of the Company for any period means the consolidated income or loss of the Company and its subsidiaries as set forth on the Company's consolidated statement of income for any such fiscal period and as determined in accordance with generally accepted accounting principles consistently applied, provided that (i) the results of operations of any person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (ii)(a) any gains or losses from assets sales or reserves related thereto (other than a disposition of housing inventory in the ordinary course of business), (b) any gains or losses upon the extinguishment of indebtedness, including the write-off of unamortized deferred loan costs and unamortized original issue discount in connection with the retirement of the Company's 10% Bonds due June 30, 1998 ("10% Bonds"), or any amortization relating to original issue discount and deferred loan costs in connection with such 10% Bonds, and (c) any extraordinary gains or losses, shall be excluded. No later than (i) 45 days after the end of the Company's fiscal quarter which is not the year-end or (ii) 90 days after the fiscal year-end, as the case may be, the Chief Financial Officer of the Company shall determine if the Earnings Achievement has occurred. On the day of the filing of the SEC Report with the Commission, the Company shall make a public announcement that the Earnings Achievement has occurred.

         Under the terms of the Company's 10% Bonds, the Company may not declare or pay any dividend or make any other distribution on any equity securities of the Company (except dividends or distributions payable in equity securities of the Company), or purchase, redeem or otherwise acquire, or permit a subsidiary to purchase, redeem or otherwise acquire, any equity security of the Company (other than equity securities acquired in exchange for securities of the Company and certain equity securities issued to employees, directors or consultants), if, upon giving effect to such dividend, distribution, redemption or other acquisition, the net worth of the Company would be reduced to less than an amount equal to 120% of the remaining indebtedness outstanding under the 10% Bonds. As of March 31, 1996, the indebtedness outstanding under the Company's 10% Bonds was approximately $3,750,000, including accrued interest thereon, and the consolidated net worth of the Company as of March 31, 1996, was $9,533,222.

         Under the terms of the Company's loan agreement with Residential Funding Corporation, the Company may not declare or pay any dividend or make any other distribution on any shares of capital stock of the Company (other than for the dividends on the Class A Common Stock and Class B Common Stock set forth in the Company's Articles of Incorporation prior to the Earnings Achievement Date) in an amount which exceeds 50% of the previous fiscal year's audited pre tax profits to the extent that the same would cause an event of default under the agreement.

VOTING RIGHTS

         Holders of Shares of Class A Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of shareholders (except as otherwise required by law or in the Company's Articles). Each share of Class A Common Stock and Class B Common Stock is entitled to one vote. The holders of Shares of Class A Common Stock and Class B Common Stock are not entitled to cumulative voting rights. The terms of the Class A Common Stock may not be amended by the affirmative vote of the holders of at least the majority of the then-outstanding Shares of the Class A Common Stock voting together as a separate class. Under existing Florida law, the holders of the outstanding Shares of Class A Common Stock will be entitled to vote as a separate class upon a proposed amendment of the articles if it would change the rights, preferences or limitations of the Class A Common Stock, and in certain other circumstances provided by statute. Prior to the Earnings Achievement Date having occurred and all accumulated and unpaid dividends on the Class A Common Stock and the Class B Common Stock having been declared and paid in full, the Company will not create and issue any class or series of stock, including a series of preferred stock, ranking equal or prior to the Class A Common Stock and Class B Common Stock with respect to the payment of dividends if the distribution of assets and liquidation, dissolution or winding up without the affirmative vote of the holders of at least a majority of the then-outstanding Shares of Class A Common Stock voting together as a separate class taken in advance of any such actions.

         Upon liquidation, dissolution or winding up of a company, company distributions to holders of any class of common stock would only be made after payment in full of creditors and provision for the preference of any preferred stock having preference over the common stock. Thereafter, so long as any Shares of Class B Common Stock are outstanding, the holders of Class A Common Stock are entitled to receive $6.50 per share and the holders of Class B Common Stock are to entitled to receive $.01 per share. After such amounts are paid, the holders of the Class B Common Stock are entitled to $6.50 per share and the holders of the Class A Common Stock are entitled to receive $.01 per share. Any remaining amount would then be shared pro ratably by both classes.

         The holders of the Class A Common Stock and Class B Common Stock are not entitled to pre-emptive rights or subscription or redemption privileges. Class A Common Stock is not convertible.

 The Class B Common Stock is convertible share for share into the Class A Common Stock if the Earnings Achievement Date has occurred and all accumulated and unpaid dividends in the Class A Common Stock have been declared and paid in full. If all the Shares of Class B Common Stock are so converted, the Board of Directors shall have the right, without further shareholder action, to change the designation of the Class A Common Stock to Common Stock.

PREFERRED STOCK

         The Board of Directors is authorized, subject to the voting rights, if any, of the Class A Common Stock, to issue the authorized and unissued preferred stock in one or more series, to fix or alter the rights, preferences, privileges and restrictions, including the dividend rights, dividend rate, conversion rights, voting rights and terms of redemption, liquidation preferences and sinking fund of any series of preferred stock which is authorized and unissued. No Shares of Preferred Stock have been issued or are outstanding as of the date hereof.

OVER-THE-COUNTER MARKET

         The Company's Class A Common Stock is traded on the NASDAQ National Market System under the symbol "WTZRA."

TRANSFER AGENT

         The Transfer Agent for the Shares of Common Stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                                  LEGAL MATTERS

         Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Atlas, Pearlman, Trop & Borkson, P.A., Special Counsel for the Company, Fort Lauderdale, Florida.

                                     EXPERTS

         The consolidated balance sheets as of September 30, 1995 and 1994 and the consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 30, 1995, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 INDEMNIFICATION

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBCA") to indemnify its directors and officers to the extent provided for in such Statute. The Company's by-laws provide that, to the fullest extent permitted by applicable law, as amended from time to time, the Company will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company or serves in such capacity with any other enterprise at the request of the Company. The Company may also indemnify employees or agents of the Company if the Company's Board so approves. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.

         The provision of the FBCA authorizes the Company to indemnify its officers and directors in connection with actions, suits and proceedings brought against them if the person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal actions, had no reasonable cause to believe the person's conduct was unlawful. Unless pursuant to a determination by a court, the determination of whether a director, officer or employee has acted in accordance with the applicable standard of conduct must be made by (i) a majority vote of the directors who were not parties to the proceeding or a committee consisting solely of two or more directors not party to the proceedings, (ii) independent legal counsel selected by a majority vote of the directors who were parties to the proceeding or committee of directors (or selected by the full board if a quorum or committee cannot be obtained), or
(iii) the affirmative vote of the majority of the Company's shareholders were not parties to the proceeding.

         The FBCA further provides that the Company may make any other further indemnity by resolution, by-law, agreement, vote of shareholders, disinterested directors or otherwise, except with the respect to certain enumerated acts or omissions of such persons. Florida law prohibits indemnification or advancement of expenses if a judgement or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless the person had reasonable cause to believe his conduct was unlawful, (ii) a transaction from which such person derived an improper personal benefit, (iii) wilful misconduct or conscious disregard for the best interest of the Company in the case of a derivative action by a shareholder, or (iv) in the case of a director, a circumstance under which a director would be liable for improper distributions under Section
607.0384 of the FBCA. The FBCA does not affect a director's responsibilities under any other law, such as federal securities laws.

         The Company maintains directors and officers liability insurance, which covers the Company's subsidiaries and the respective directors and officers.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth the estimated expenses, all of which are being paid by the Company, in connection with this offering.

         Registration fee........................                  $   354.34
         Legal fees and expenses.................                   10,000.00*
         Accounting fees and expenses............                    3,500.00*
         Printing expenses.......................                      500.00*
         Miscellaneous...........................                    1,645.66*
                                                                    ----------
                  Total                                            $16,000.00*
                                                                   ===========
- -------------
*Estimated

ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Company has authority under Section 607.0850 of the Florida Business Corporation Act (the "FBA") to indemnify its directors and officers to the extent provided for in such Statute. The Company's by-laws provide that, to the fullest extent permitted by applicable law, as amended from time to time, the Company will indemnify any person who was or is a party or is threatened to be made a party to any action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the Company or serves in such capacity with any other enterprise at the request of the Company. The Company may also indemnify employees or agents of the Company if the Company's Board so approves. This indemnification includes the right to advancement of expenses when allowed pursuant to applicable law.

         The provision of the FBCA authorizes the Company to indemnify its officers and directors in connection with actions, suits and proceedings brought against them if the person acted in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interest of the Company and, with respect to any criminal actions, had no reasonable cause to believe the person's conduct was unlawful. Unless pursuant to a determination by a court, the determination of whether a director, officer or employee has acted in accordance with the applicable standard of conduct must be made by (i) a majority vote of the directors who were not parties to the proceeding or a committee consisting solely of two or more directors not party to the proceedings, (ii) independent legal counsel selected by a majority vote of the directors who were parties to the proceeding or committee of directors (or selected by the full board if a quorum or committee cannot be obtained), or (iii) the affirmative vote of the majority of the Company's shareholders were not parties to the proceeding.

         The FBCA further provides that the Company may make any other further indemnity by resolution, by-law, agreement, vote of shareholders, disinterested directors or otherwise, except with the respect to certain enumerated acts or omissions of such persons. Florida law prohibits indemnification or advancement of expenses if a judgement or other final adjudication establishes that the actions of a director, officer or employee constitute (i) a violation of criminal law, unless the person had reasonable cause to believe his conduct was unlawful, (ii) a transaction from which such person derived an improper personal benefit, (iii) wilful misconduct or conscious disregard for the best interest of the Company in the case of a derivative action by a shareholder, or (iv) in the case of a director, a circumstance under which a director would be liable for improper distributions under Section 607.0384 of the FBA. The FBCA does not affect a director's responsibilities under any other law, such as federal securities laws.

         The Company maintains that directors and officers liability insurance, which covers the Company's subsidiaries and the respective directors and officers.

ITEM 16.          EXHIBITS.

EXHIBIT                                     DESCRIPTION
- -------                                     -----------
3.1** Amended and Restated Articles of Incorporation of the Company, dated April 27, 1995

3.2*                       By-laws of the Company

4.1*                       Form of Class A Common Stock Certificate of the
                           Company

4.2*                       Form of 10% Bond

4.3** Representatives' Warrant Agreement dated April 26, 1995, between the Company, Josephthal Lyon & Ross Incorporation ("Josephthal") and Southeast Research Partners, Inc. ("Southeast")

4.4* Unit Construction Revolving Loan Agreement dated as of August 14, 1992, and Amendment dated November 30, 1993, between Weitzer Chapel Trail Homes, Harry Weitzer, Trudy Weitzer and Ohio Savings Bank, and related Consolidated Revolving Mortgage Note

4.5* Development Loan Agreement dated as of August 14, 1992, between Weitzer Chapel Trail Homes, Harry Weitzer, Trudy Weitzer and Ohio Savings Bank

4.6* First Mortgage and Security Agreement dated as of August 14, 1992, between Weitzer Chapel Trail Homes and Ohio Savings Bank

4.7* Future Advance, Mortgage and Loan Modification Agreement dated as of November 30, 1993, between

                           Weitzer Chapel Trail Homes, Harry Weitzer, Trudy Weitzer and Ohio Savings Bank, and related Revolving Future Advance Mortgage Note

4.8* Building Loan Agreement dated as of August 3, 1993, between Weitzer Serena Lakes Homes II and Barnett Bank of South Florida, N.A., and related Promissory Notes and form of Guaranties

4.9* First Mortgage and Security Agreement dated as of August 3, 1993, between Weitzer Serena Lakes Homes II and Barnett Bank of South Florida, N.A.

4.10* Notice of Future Advance and First Modification of First Mortgage and Security Agreement dated as of May 20, 1994, between Weitzer Serena Lakes Homes II and Barnett Bank of South Florida, N.A., and related Consolidating and Renewal Revolving Promissory Note

4.11*                      Building Loan Agreement dated as of August 9,
                           1994, between Weitzer Serena Lakes Townhomes I and Barnett Bank of South Florida, N.A., and related Promissory Notes

4.12* First Mortgage and Security Agreement dated as of August 9, 1994, between Weitzer Serena Lakes Townhomes I and Barnett Bank of South Florida, N.A.

4.13* Purchase Money Mortgage and Security Agreement dated as of October 25, 1994, between Weitzer at Harmony Lakes, Inc. and Harmony Lakes Development Corp., and related Promissory Note and Guaranty of Payment

4.14* Notice of Future Advance and Modification of Purchase Money Mortgage and Security Agreement dated as of February 24, 1995 between Weitzer at Harmony Lakes, Inc. and Harmony Lakes Development Corp., and related Promissory Note and Guaranty of Payment

4.15** Loan Agreement dated as of June 30, 1995, between the Company and Residential Funding Corporation

4.16*** Construction Loan Agreement dated as of June 30, 1995, between Weitzer at Deerfield Beach, Inc., and Residential Funding Corporation and related Promissory Note and Guaranty of the Company

4.17*** Construction Mortgage, Security Agreement and Fixture Filing with Assignment of Rent Proceeds and Agreements dated as of June 30, 1995, between Weitzer at Deerfield Beach, Inc., and Residential Funding Corporation

4.18*** Loan Agreement dated as of August 3, 1995, between Weitzer Serena Lakes Homes II, Inc., Weitzer Serena Lakes Townhomes, Inc., and Barnett Bank of South Florida, N.A., and related Promissory Notes and Guaranties of the Company and Harry and Trudy Weitzer

4.19*** First Mortgage and Security Agreement dated as of August 3, 1995, between Weitzer Serena Lakes
                           Homes II, Inc., Weitzer Serena Lakes Townhomes, Inc., and Barnett Bank of South Florida, N.A.

4.20*****                  First Amendment Agreement dated as of January 24,
                           1996, by and between the Company, Residential
                           Funding Corporation and Webster, Grant & Land
                           Company.

4.21******                 Construction Loan Agreement dated February 28,
                           1996 between Weitzer Forest Lakes Villas, Inc.
                           and Residential Funding Corporation and related promissory notes and guaranty of the Company.

4.22******                 Construction Mortgage, Security Agreement and
                           fixture following with assignment of rents, proceeds and agreements dated as of February 28, 1996 between Weitzer Forest Lakes Villas, Inc.
                           and Residential Funding Corporation.

5.1                        Opinion of Atlas, Pearlman, Trop & Borkson, P.A.

10.1* Employment Agreement dated as of November 1, 1994, between the Company and Harry Weitzer

10.2* Form of Subscription Agreement and Supplemental Subscription Letter executed by investors in connection with the Company's October 1994 private placement

10.3* Indemnification Agreement dated as of September 30, 1994, between the Company and Harry Weitzer

10.4*                      Performance Incentive Plan

10.5* Purchase and Sale Agreement dated as of October 20, 1994, between Harmony Lakes Development Corp. and Webster Grant Land Company (including form of Note and Guarantee of Payment)

10.6* Option Agreement for the Purchase of Common Stock dated as of March 22, 1994 between the Company and Harry Weitzer

10.7* Letter Agreement dated January 9, 1995, among the Company, Harry Weitzer, Weitzer Pine Glenn Homes, Inc., Weitzer Serena Lakes Homes II, Inc., Weitzer Serena Lakes Townhomes, Inc., and Barnett Bank of South Florida, N.A.

10.8* Letter Agreement dated January 31, 1995, among the Company, Harry Weitzer, Weitzer Chapel Trail Homes, Inc., and Ohio Savings Bank

10.9* Pledge Agreement dated as of October 25, 1994, between the Company and Josephthal, as agent on behalf of the holders of the 10% Bonds, of the stock of Weitzer at Harmony Lakes, Inc. relating to the Company's October 1994 private placement

10.10* Agreement dated as of January 30, 1992, between Broward Management Company and Webster Grant Land Company, as amended

10.11*** Agreement for Purchase and Sale dated as of June 14, 1995, between Chapel Trail Associates, Ltd. and Webster Grant Land Company

10.12*** Agreement for Purchase and Sale dated June 14, 1995, between Dade Residential Developers, Inc. and Webster Grant Land Company

10.13****                  Agreement for Services dated as of November 30,
                           1995, between the Company and National Business
                           Solutions, Inc.

21.1****                   Subsidiaries of the Company

23.01                      Consent of Coopers & Lybrand L.L.P.

24.02                      Consent of Atlas, Pearlman, Trop & Borkson, P.A.
                           (included in the opinion filed as Exhibit 5.1 hereto)

- --------------

* Incorporated herein by reference to the exhibit filed as a part of the Company's Registration Statement on Form S-1 (Registration No. 33-89076).

** Incorporated herein by reference to the exhibit filed as a part of the Company's report on Form 10- Q for the three months ended March 31, 1995

*** Incorporated herein by reference to the exhibit filed as a part of the Company's report on Form 10- -Q for the three months ended June 30, 1995

**** Incorporated herein by reference to the exhibit filed as a part of the Company's report on Form 10- K for the year ended September 30, 1995.

***** Incorporated herein by reference to the exhibit filed as a part of the Company's report on Form 10- Q for the three months ended December 31, 1995

****** Incorporated herein by reference to the exhibit filed as part of the Company's report on Form 10-Q for the three months ended March 31, 1996.

- --------------

ITEM 17.          UNDERTAKINGS.

         (1) The undersigned Registrant hereby undertakes:

                  (a) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution;

                  (b) that, for determining any liability under the Securities Act, treat each such post-effective amendment as a new Registration Statement of the securities offered at that time shall be deemed to be the initial bona fide offering thereof; and

                  (c) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (2) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S- 3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami Lakes and the State of Florida, on the 19th day of June, 1996.

                                         WEITZER HOMEBUILDERS INCORPORATED

                                         By: /s/ HARRY WEITZER
                                             Harry Weitzer
                                             Chairman of the Board
                                             and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

      SIGNATURE                         TITLE                        DATE
      ---------                         -----                        ----
                               Chairman of the Board
                               and Chief Executive
                               Officer (Principal
/s/ HARRT WEITZER              Executive Officer)                June 21 1996
- ----------------------
Harry Weitzer

                               Controller (Principal
/s/ TIMOTHY S. HART            Accounting Officer)               June 21 1996
- ----------------------
Timothy S. Hart

/s/ JOSEPH B. ROSE             Director                          June 21 1996
- ----------------------
Joseph B. Rose

/s/ MICHAEL A. AMBROSIO        Director                          June 21 1996
- -----------------------
Michael A. Ambrosio

/s/ LAWRENCE HELLRING          Director                          June 21 1996
- ---------------------
Lawrence Hellring

/s/ BRIAN A. KAHAN             Director                          June 21 1996
- ---------------------
Brian A. Kahan